United States securities and exchange commission logo





                             February 1, 2022

       Michael Elzufon
       Chief Executive Officer
       Neon Bloom, Inc.
       6555 Sanger Road, Suite 100
       Orlando, FL 32827

                                                        Re: Neon Bloom, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 5,
2022
                                                            File No. 024-11767

       Dear Mr. Elzufon:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed on January 5, 2022

       General

   1. We note that on December 22, 2021, you issued 2,000,000 shares of Series B Preferred
                                                        Stock to Mr. Elzufon.
Please revise Item 6 of Part I of Form 1-A to provide for the issuance of all
securities over the past 12-month period.
       Part I. Item 3. Application of Rule 262, page i

   2. We note you have checked the box indicating that "bad actor" disclosure under Rule
                                                        262(d) is provided in
Part II of the offering statement; however, we could not locate such disclosure. Please note
that the Regulation A exemption from registration is not available for an offering if,
among other things, the issuer or other    covered persons    have
                                                        experienced a
disqualifying event. Please explain.
 Michael Elzufon
FirstName LastNameMichael Elzufon
Neon Bloom,  Inc.
Comapany1,NameNeon
February   2022     Bloom, Inc.
February
Page 2 1, 2022 Page 2
FirstName LastName
The Company will likely incur debt, page 4

3. Please revise to disclosure to quantify the amount of debt incurred. We will be reliant on key suppliers, page 4

4. We note your risk factor disclosure that you have entered into confidential agreements with key suppliers. Please expand your discussion to provide all material disclosure relating to any material agreement you have entered into. In addition, please file all material agreements pursuant to Item 17 of Form 1-A.
Use of Proceeds, page 15

5. We note that you intend to use proceeds from this offering to pay certain debt. Please revise to provide the information required by paragraph 6 of the Instructions to Item 6 of
         Form 1-A.
Description of Business, page 17

6. Please revise your corporate history disclosure to include all material terms relating to your change in control transactions, including the resignation and appointment of officers and directors.
7. We note disclosure that on September 8, 2018, the court awarded custodial control of
         Phoenix International Ventures, Inc. to Small Cap Compliance, LLC as a result of the absence of a functioning board of directors and the revocation of the company's charter, and the company was revived. Please disclose the facts and circumstances of this absence and revocation and of the action in court including the names of all of the parties to the action, how Small Cap Compliance, LLC became interested in Phoenix International
         Ventures, Inc. and any relationship it had with the company or its affiliates and why Small
         Cap Compliance, LLC became the party awarded custodial control of the company.
         Disclose the name of the investor that paid $40,000 to Small Cap Compliance, LLC for its duties as custodian. Please also clarify what happened to the company securities the shareholders owned from 2011.
Plan of Operations, page 18

8. We note your disclosure that Brazelet aims to provide products that are safe, effective, and affordable. Please remove this statement, here and elsewhere, as safety and efficacy determinations are solely within the authority of the FDA. Employees, page 19

9. Please disclose if your executive officers and significant employees work full time or part-
         time for your company, and if less than full time, disclose the number of hours per week or month. See Item 10 of Form 1-A.
 Michael Elzufon
FirstName LastNameMichael Elzufon
Neon Bloom,  Inc.
Comapany1,NameNeon
February   2022     Bloom, Inc.
February
Page 3 1, 2022 Page 3
FirstName LastName
Compensation of Directors and Executive Officers, page 25

10. Please revise your disclosure to include executive compensation for the last completed fiscal year. Please see Item 11 of Form 1-A.
11. Pursuant to Part III, Item 17 of Form 1-A, please file your employment agreement with Walter Tabaschek as an exhibit.
Statement of Cash Flows for the nine months ended September 30, 2021, page 43

12. Please revise your statement of cash flows to accurately depict the cash flows for the nine months ended September 30, 2021. In this regard, we note changes in balance sheet accounts do not appear to correspond to the activity shown on your cash flow statement.
         Additionally, your cash flow statement does not quantify the non-cash investment in
         Bazelet Health Systems.
Notes to the Consolidated Financial Statements Nine Months Ended September 30, 2021
Note 1 - Organization and basis of accounting, page 44

13. Disclosure on page 45 indicates that on January 28, 2021 you completed an acquisition of
         Bazelet Health Systems, Inc. in an all-stock transaction. And that as a result of the acquisition, Dr. Salsburg Family Trust, LLC, David Grand and Robyn Frick each became holders of 40,000,000 common shares and 250,000 preferred shares of Neon Bloom, representing a control block for the Company. Please revise your disclosures to clearly indicate how you are accounting for this transaction and how you determined the approach was appropriate. You should refer to ASC 805-10, 805-40 and 805-50. In your response, please address whether the three owners who now represent a control block for the company were related parties prior to this transaction.
Notes to the Consolidated Financial Statements for the years ended December 31, 2020 and
December 31, 2019, page 53

14. Please revise your footnote disclosures to provide a more comprehensive explanation of the activities that led to the Company having no assets or liabilities at December 31,
         2020. Additionally, please explain why your cash flow statement does not appear to accurately reflect the movement in your balance sheet year over year. For example, we read your disclosure in Note 6 - Related Party Transactions on page 56 indicating that you paid off a loan on October 2, 2020, but the cash flow activity is not consistent with the amount disclosed in the footnotes.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Michael Elzufon
Neon Bloom, Inc.
February 1, 2022
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker at (202) 551-3732 or John Cash at (202) 551-3768 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at (202) 551-3345 with any other questions.



FirstName LastNameMichael Elzufon                         Sincerely,
Comapany NameNeon Bloom, Inc.
                                                          Division of
Corporation Finance
February 1, 2022 Page 4                                   Office of
Manufacturing
FirstName LastName